Filed by VISX, Incorporated

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: VISX, Incorporated

Commission File No. 001-10694

This filing relates to the Agreement and Plan of Merger, dated as of November 9, 2004, as amended, by and among Advanced Medical Optics, Inc., Vault Merger Corporation (a wholly owned subsidiary of AMO) and VISX, Incorporated. On February 10, 2005, VISX held a conference call to discuss its financial results for the fourth quarter of 2004 and for the fiscal year 2004. Portions of the transcript relating to the proposed merger are included below:

- - - FINAL - - -

VISX, Incorporated

Fourth Quarter Earnings Results Conference Call

Portions of the Transcript Related to AMO Merger

Thursday, February 10, 2005

1:30 pm PT

[Jackie Cossmon]

Thank you Kristen.

Good afternoon and thank you for joining us today for the VISX fourth quarter 2004 earnings results conference call. I’m Jackie Cossmon, Director of Investor Relations for VISX. Here with me today are Liz Dávila, our chairman and CEO, Doug Post, our president and chief operating officer, and Derek Bertocci, our chief financial officer.

Before we begin our formal presentation, I would like to remind you that we will be making forward looking statements regarding future events and the future financial performance of VISX. These statements are predictions based on managements’ current expectations. Actual results could differ materially from our expectations today. We urge you to refer to the company’s most recent filings with the Securities and Exchange Commission for additional discussion of factors affecting the company’s business.

Also, as announced on November 9, 2004, VISX and AMO have signed a definitive merger agreement. On December 6, 2004, AMO filed a Registration Statement on Form S-4 with the SEC that includes a joint proxy statement/prospectus of VISX and AMO and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available. These documents are also available on the SEC web site, or can be obtained by contacting VISX or AMO investor relations.

At this time, I would like to turn the presentation over to Liz. . . .

[Liz Dávila]

Good afternoon and thank you for joining us today.

As I am sure you are aware, VISX and AMO have announced that we have signed a definitive merger agreement whereby VISX and AMO will join forces to become an even more powerful company serving the world of ophthalmology. At this time, pending a shareholder vote on the matter, we are working to close the transaction during the first quarter of 2005.

Given the upcoming merger with AMO, we will not be giving quarterly or annual guidance on this call.

The 2005 momentum will be further magnified by the upcoming merger. As part of AMO – which has direct business operations in over 20 countries – VISX expects to ramp up international CustomVue procedures. Globally, we will be able to combine our products with complementary products of AMO and utilize the broader overall marketing power of a much larger organization. The R&D pipelines of both companies are exciting and complementary. Together, we will bring more innovative products to more customers in more markets. It’s an exciting future.

[Doug Post]

With a steady line-up of new products, we are more excited than ever about our future. As we plan for the proposed merger with AMO, we believe we will be able to capitalize on this flow of new technology and FDA approvals. With a broader reach to more professionals in the eye care world as well as a more focused international effort, we believe the opportunity for accelerated growth is very real. As a key member of the integration team, I can tell you that both of our management teams are extremely excited about the additional opportunities that will be created by the joining of our forces.

[Derek]

Operating expenses were 12% higher than in 2003 as merger related activity raised costs in 2004 while legal expense reimbursements served to reduced net costs in 2003.

Selling, general and administrative expenses were $13.0 million in the fourth quarter of 2004 as compared to $7.7 million in the same quarter of the prior year. The variance in 4th quarter expenses was due principally to the fact that we incurred $3.1 million of merger related expenses in 2004, while in 2003 we received $3.1 million of insurance reimbursements that were booked as a reduction to expenses.

Merger-related expenses reduced fourth quarter 2004 net income by approximately $0.06 per diluted share which resulted in earnings per diluted share for the quarter of $0.11. Our guidance of $0.17 to $0.20 per share did not anticipate these expenses.

QUESTIONS:

Operator

Your next question comes from [Charlie Jones of KBCM.]

Charlie Jones - KBCM - Analyst

Good afternoon.

Hello, I was wondering, as far as the 3.1 million in merger-related expenses, were some of those an allocation of general and administrative expenses or were they all outside professional fees.

Derek Bertocci - VISX Inc. - Chief Financial Officer

They’re pretty much all outside professional fees.

Charlie Jones - KBCM - Analyst

Can you give us an idea of what was happening on the tax line and give us an idea what to expect for your business going forward? Or is that just going to completely change?

Derek Bertocci - VISX Inc. - Chief Financial Officer

Well, of course, we will be part of a larger organization, so the tax situation may change a bit. But for the quarter our tax rate was higher than normal and that was because merger expenses are treated differently than general expenses for tax purposes. And we—that is really the main reasons for the change in the tax rate.

Meyer Tipness - Goldman Sachs - Analyst

Hi guys.

Just a couple of quick questions. One, on the last call you guys mentioned that the material accounts, you know, you guys are going to focus on a little more, trying to drive more custom convergence. Could you just comment - give us more color on how that is going on. Second question was for Derek, which was on the 3.1 million in merger-related charges. Is that - can you, kind of, give a pretax and after tax, kind of, number for that. That would be great. And just finally, on the OUS laser market, what is the pricing out there? Is it a significant discount to - to U.S. pricing? Or how should one think about that?

Liz Davila - VISX Inc. - Chairman, CEO

Okay. Derek, why you don’t you take a couple of those.

Derek Bertocci - VISX Inc. - Chief Financial Officer

Yes, let me take - start off - Meyer, this is Derek. As far as the merger related costs, let me start with that and then I’ll move to the international equipment pricing. The merger related costs as we indicated are taxed differently, treated differently under the tax code than general expenses.

We have, and this is the principal reason for the difference in our tax rate, we have done an estimate for purposes of how they—we expect that they will be treated in our taxes and have recorded that in our results here. We will, of course, be refining that as we do our tax return. So that’s hopefully enough on that. As far as the international equipment goes, we sell through distributors, so as you can imagine we do have to ensure that they have a profit margin for their sales, marketing, and et cetera activities, so the end price to a customer in international markets, we find is often similar to what it is in the U.S., although it does vary somewhat by country. There are some countries that may be higher than others, and that is just normal with pricing around the world. Now, let me let Doug talk about the programs we had with our mid-tier customers.

Thanks very much, Kristin.

As this may be our last conference call, we would like to take this opportunity to thank all of your for your interest in VISX and hope that you continue to follow us as we become part of AMO where we intend to expand our market opportunity and take advantage of the sales synergies and market presence created by our combination.

As always, we are available to take your calls. Thanks again for joining us.

Additional Information and Where You Can Find It

On December 6, 2004, AMO filed a Registration Statement on Form S-4 with the SEC that includes a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (408) 773-7435. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at

(714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

VISX and AMO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of VISX and AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.